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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Visun Securities Corporation

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2505 N. 124th Street, Suite 205
(No. and Street)

Brookfield (City) WI (State) 53005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vish R. Naik 262-789-1489
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neal, Jon
(Name – *if individual, state last, first, middle name*)

3001 W. Layton Avenue (Address) Greenfield (City) (State) 53221 (Zip Code)

PROCESSED
MAR 3 1 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 20 04, are true and correct. I further swear (or affirm) that *neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account* classified solely as that of a customer, except as follows:

Vish R. Naik
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Visun Securities Corporation

Financial Statements and Auditor's Report

December 31, 2004

VISUN SECURITIES CORPORATION
FINANCIAL STATEMENTS AND AUDITOR'S REPORT
DECEMBER 31, 2004

TABLE OF CONTENTS

THE NEAL GROUP LLC

Accountants and Advisors
for Businesses and Individuals.

3001 West Layton Avenue
Greenfield, Wisconsin 53221
Ph 414.325.2040
Fx 414.325.2047
www.nealgroup.net

Jon Neal, CPA, MST
Certified Public Accountant

To The Board of Directors and Shareholders of
Visun Securities Corporation
Brookfield, Wisconsin

We have audited the accompanying balance sheet of Visun Securities Corporation (a Wisconsin Corporation) as of December 31, 2004, and the related statements of income and retained earnings, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain a reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Visun Securities Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are required for NASD purposes only. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

The Neal Group, LLC

February 25, 2005

VISUN SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Cash and temporary investments			$	21,445
Notes receivable - officer (Note 7)				500
Prepaid taxes				1,240
Commissions receivable				16,359
Total Current Assets				39,544
Property and equipment, at cost	$	36,632		
less accumulated depreciation		(34,759)		
				1,873
Non-marketable investments (Note 6)				7,250
Total Assets			$	48,667

LIABILITIES AND STOCKHOLDER'S EQUITY

Payroll taxes payable	$	2,940
Commissions payable		11,644
Total Current Liabilities		14,584
Subordinated loan (Note 2)		25,000
Total Liabilities		39,584
Common stock - 10,000 shares authorized. issued and outstanding, no par value		10,000
Additional paid in capital		9,000
Unrealized gains in temporary investments		1,243
Retained earnings		(11,161)
Total Stockholder's Equity		9,082
Total Liabilities and Stockholder's Equity	$	48,667

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2004

INCOME		
Commission income	$	358,248
Loss on sales of investments		(17,992)
Investment income		11
Total Income		340,267
EXPENSES		
Depreciation		659
Insurance		861
Interest		4,500
Licenses		3,402
Office supplies		1,254
Rent		17,130
Payroll taxes		8,032
Property taxes		84
Telephone		2,647
Wages		86,623
Advertising		113
Commissions paid		258,080
Legal and accounting		6,425
Dues and publications		622
Total Expenses		390,432
Net Income (Loss) Before Provision for Income Taxes		(50,165)
Provision for income taxes (Note 3)		0
Net Income (Loss)		(50,165)
Retained earnings, December 31, 2003		39,004
Retained earnings, December 31, 2004	$	(11,161)

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

Stockholder's Equity, December 31, 2003	$	43,401
Additional paid in capital		3,000
Increase in value of temporary investments		12,846
Increase (decrease) - net income		(50,165)
Stockholder's Equity, December 31, 2004	$	9,082

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities		
Net income	$	(50,165)
Adjustments to reconcile net income to net cash provided by operating activities -		
Depreciation		659
(Increase) decrease in commissions receivable		15,048
(Increase) decrease in notes receivable - officer		8,500
(Increase) decrease in prepaid taxes		79
Increase (decrease) in payroll taxes payable		(4,476)
Increase (decrease) in commissions payable		3,719
Net Cash Flow From Operating Activities		(26,636)
Cash Flow From Investing Activities -		
Expiration of non-marketable warrants		3,625
Decrease in value of temporary investments		12,846
Net Cash Flow From Investing Activities		16,471
Net Cash Flow From Financing Activities		
Increase in additional paid-in capital		3,000
Net Cash Flow From Financing Activities		3,000
Net Increase (Decrease) in Cash		(7,165)
Cash and temporary investments, December 31, 2003		28,609
Cash and temporary investments, December 31, 2004	$	21,444
Supplemental disclosures of cash flow information -		
Cash paid for interest	$	4,500
Income taxes paid	$	0

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

Summary of Significant Accounting Policies

Visun Securities Corporation operates as a securities firm in Southeastern Wisconsin. The National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC), and various other federal and state agencies regulate it.

Depreciation – Depreciation of equipment is recorded using the modified cost recovery method (MACRS) for both financial reporting and tax purposes. Asset lives vary from five to ten years.

Cash and temporary investments – The Company considers all highly liquid debt instruments with a maturity of three months or less and its mutual funds to be cash and temporary investments. Temporary losses due to market fluctuations are shown as an adjustment to retained earnings.

Note 1 – Minimum Capital Requirements

As a broker-dealer regulated by the NASD, the Company is required to maintain certain minimum capital levels. At all times during 2004, the Company exceeded the minimum capital required.

Note 2 – Subordinated Loan

The Company has a loan payable to its officer and sole stockholder. It carries an interest rate of 12%, is due December 31, 2007, and is subordinated to all creditors.

Note 3 – Income Taxes

As of December 31, 2004, the Company recorded a provision for income taxes payable based on statutory tax rates. There were no significant differences between financial and tax reporting.

Note 4 – Lease Obligations

The Company leases certain office space under a lease that expires in October 2005. The minimum monthly lease payment is $1,775 per month.

Note 5 – Retirement Plan

The Company maintains a discretionary profit sharing plan for eligible employees. For 2004, no contribution was made.

Note 6 - Non-Marketable Investments

The Company has purchased warrants giving it the right to purchase shares of the National Association of Securities Dealers (NASD) stock when it becomes available. The investment is shown at cost. Warrants totaling $3,625 expired without being exercised in 2004.

Note 7 – Notes Receivable – Officer

The Company advanced monies to its officer during 2004 that was not repaid as of December 31, 2004. The note receivable is due on demand and carries no interest rate.

Visun Securities Corporation

Supplementary Schedules

VISUN SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated loan, December 31, 2003	$	25,000
Increases (decreases)		0
Subordinated loan, December 31, 2004	$	25,000

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
AS OF DECEMBER 31, 2004

Total stockholder's equity	$	9,082
DEDUCT:		
Equity not allowable		0
Total Stockholder's Equity Qualified for Net Capital		9,082
ADD:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		25,000
Total		34,082
Less nonallowable assets		(13,553)
Less haircuts on securities		(337)
Net Capital	$	20,192

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF DETERMINATION OF RESERVE REQUIREMENTS
AS OF DECEMBER 31, 2004

Minimum net capital required	$	972
Minimum dollar net capital requirement of reporting broker		5,000
Net capital requirement		5,000
Excess Net Capital	$	15,192

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	14,584
Percent of Aggregate Indebtedness to Net Capital		72

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
RECONCILIATION BETWEEN AUDITED BALANCE SHEET AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

Total liabilities and capital per unaudited statement	$	48,667
Treatment of federal income taxes paid durin		
Total Liabilities and Equity per Audited Statement	$	48,667

The accompanying notes are an integral part of these financial statements.

THE NEAL GROUP LLC

Accountants and Advisors for Businesses and Individuals.

3001 West Layton Avenue
Greenfield, Wisconsin 53221
Ph 414.325.2040
Fx 414.325.2047
www.nealgroup.net

Jon Neal, CPA, MST
Certified Public Accountant

To the Board of Directors of
Visun Securities Corporation

In planning and performing our audit of the financial statements of Visun Securities Corporation for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institute of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements.

Because of the few personnel within the Company, segregation of duties is not possible. Management must make certain that it pays close attention to all transactions.

This is not believed to be a material weakness.

This report is intended solely for the information and use of Visun Securities Corporation, management, and the NASD or other regulatory agencies and is not intended to be and should not be used by anyone other than these specified parties.

The Neal Group, LLC

The Neal Group, LLC

February 25, 2005